NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                               NEW YORK, NY 10158-0180



      NEUBERGER BERMAN REAL ESTATE INCOME FUND COMMENCES SELF TENDER OFFER
                TO REPURCHASE UP TO 943,704 OF ITS COMMON SHARES

      NEW YORK, NY, October 1, 2004 -- Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) commenced today its previously announced self-tender offer for up to 943,704 shares, or 20%, of its outstanding common stock, at a price of $20.00 net per share, or a total of approximately $18.8 million if the Fund purchases the maximum number of shares. The tender offer will expire at 12:00 midnight, New York City time, on October 29, 2004, unless the Fund extends the tender offer.

      The Fund's Board of Directors has authorized this tender offer as one of several steps in its plan to defend the Fund and its stockholders against the unsolicited, partial and coercive tender offer commenced on September 10, 2004 by two trusts controlled by Stewart R. Horejsi. The Board recommends that stockholders not tender into the Fund's self tender offer or the offer commenced by the Horejsi trusts. However, if a stockholder requires liquidity and is inclined to tender into either offer, the Board urges that such stockholder tender only into the Fund's self-tender.

      The information agent for the tender offer is Georgeson Shareholder Communications Inc. and the depositary is The Bank of New York. The offer to purchase and related documents are being mailed to stockholders of record and will be made available for distribution to beneficial owners of the Fund's shares. For questions or information, please call the information agent toll free at 877-255-0133.


Neuberger Berman Management Inc., the Fund's investment manager, is a subsidiary of Neuberger Berman Inc., an investment advisory company serving individuals, families, and taxable and non-taxable institutions with a broad range of investment products, services and strategies. A Lehman Brothers company, Neuberger Berman engages in wealth management services including private asset management, tax and financial planning, and personal and institutional trust services; mutual funds, institutional management and alternative investments; and professional securities services. For further information about Neuberger Berman please visit WWW.NB.COM.

Lehman Brothers (ticker symbol NYSE: LEH), an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients, and high-net-worth individuals worldwide. Founded in 1850, Lehman Brothers maintains leadership positions in equity and fixed income sales, trading and research, investment banking, private equity, asset management and private client services. The Firm is headquartered in New York, London, and Tokyo and operates in a network of offices around the world. For

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further information about Lehman Brothers' services, products, and recruitment opportunities, visit our Web site at WWW.LEHMAN.COM


Contact:
Peter Sundman
President
Neuberger Berman Management Inc.
(877) 461-1899

Media Contact:
Kerrie Cohen
Lehman Brothers
(212) 526-4092


FORWARD-LOOKING STATEMENTS

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other funds, changes in government policy or regulation, inability of the Fund's investment advisor to attract or retain key employees, inability of the Fund's investment advisor to implement its investment strategy, inability of the Fund to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.